T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 1 | Alamos Gold Inc Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. Alamos Reports Second Quarter 2016 Results and Provides Exploration Update at Mulatos Toronto, Ontario (August 10, 2016) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the second quarter ended June 30, 2016 and reviewed its operating, exploration and development activities. “The second quarter marked a significant turning point for Alamos, with all three operations generating positive free cash flow. This included Young-Davidson, with underground mining rates ramping up to average a new record in the quarter. We expect higher production and lower costs to drive strong free cash flow growth in the second half of this year, and are well positioned to achieve full year guidance,” said John A. McCluskey, President and Chief Executive Officer. “Our exploration program at Mulatos continues to deliver excellent results, most notably at La Yaqui where step out drilling has significantly expanded the zones of mineralization. Reflecting the increased exploration budget announced earlier this year, we had a record 13 rigs drilling at Mulatos during the quarter. Development of La Yaqui remains on track and with ongoing exploration success, we believe there is potential for a substantial increase in reserves and resources,” Mr. McCluskey added. Second Quarter 2016 Highlights  Generated positive free-cash flow at each of the Company's operations for total mine-site free cash flow of $13.4 million in the quarter, net of all capital and exploration spending  Reported quarterly production of 92,464 ounces of gold, including 42,644 ounces from Young-Davidson, 33,000 ounces from Mulatos and 16,820 ounces from El Chanate. The second quarter of 2016 marked the second highest quarterly production for Young-Davidson in the Company's history  Underground mining rates averaged a record 6,123 tonnes per day (“TPD”) at Young-Davidson  Exploration activities at La Yaqui were successful in expanding the mineralized zones, including several intercepts well above the current mineral reserve and resource grade  Total cash costs in the second quarter were $775 per ounce of gold sold and all-in sustaining costs ("AISC") were $1,037 per ounce of gold sold. AISC included higher share-based compensation charges of $62 per ounce, reflecting the impact of the Company's higher share price on its outstanding non-cash share-based compensation instruments  Sold 95,866 ounces of gold at an average realized price of $1,253 per ounce for revenues of $120.1 million, including record quarterly sales at Young-Davidson of 44,024 ounces  Recorded cash flow from operating activities before changes in non-cash working capital of $40.3 million, or $0.15 per share, a 46% increase from the first quarter of 2016  Realized a quarterly net loss of $11.8 million, or $0.04 per share, reflecting higher non-cash share-based compensation expense of $5.9 million ($0.02 per share) and an unrealized foreign exchange loss of $3.3 million ($0.01 per share)  Reported cash and cash equivalents, and available-for-sale securities of $284.9 million as at June 30, 2016, an increase of $2.3 million from March 31, 2016  Completed Canadian Development Expense ("CDE") flow-through financings for total gross proceeds of $15.4 million, resulting in the issuance of 2,051,722 Class A common shares

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three months ended June 30		Six months ended June 30	
	2016	2015[1]	2016	2015[1]
Operating Results				
Gold production (ounces) [1]	92,464	95,606	187,095	187,633
Gold sales (ounces) [1]	95,866	96,473	186,855	186,124
Per Ounce Data				
Average spot gold price (London PM Fix)	$1,260	$1,192	$1,217	$1,206
Average realized gold price [4]	$1,253	$1,194	$1,201	$1,204
Total cash costs per ounce of gold sold [2]	$775	$669	$778	$682
All-in sustaining costs per ounce of gold sold [2]	$1,037	$1,043	$1,012	$1,067
Financial Results (in millions)				
Operating revenues	$120.1	$71.2	$224.4	$135.8
Earnings (loss) from operations	$2.9	($415.3)	$0.6	($417.8)
Net loss	($11.8)	($379.5)	($2.1)	($414.8)
Operating cash flow before changes in non-cash working capital [2]	$40.3	$13.4	$67.9	$36.7
Operating cash flow after changes in non-cash working capital [5]	$36.9	$21.0	$60.7	$47.4
Capital expenditures (sustaining) [2]	$13.9	$17.1	$24.4	$33.1
Capital expenditures (growth) [2],[3]	$24.6	$23.5	$47.4	$42.7
Share Data				
Loss per share, basic and diluted	($0.04)	($2.84)	($0.01)	($3.12)
Weighted average outstanding shares (basic) (000's)	264,464	133,688	263,431	132,939
Financial Position as at June 30 (in millions)				
Cash and cash equivalents	$273.4	$129.7	$273.4	$129.7
Total debt and equipment financing obligations	$316.9	$320.3	$316.9	$320.3

[1] The 2015 financial results from Mulatos are included in Alamos' interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three and six months ended June 30, 2015 was 33,000 ounces and 71,000 ounces, respectively. Gold sales from Mulatos for the three and six months ended June 30, 2015 was 36,748 ounces and 73,304 ounces, respectively.

[2] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

[3] Includes capitalized exploration.

[4] The comparative 2015 average realized price is exclusive of gold sales from Mulatos.

[5] Cash flow from operating activities for the three and six months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended June 30, 2016.

	Three months ended June 30		Six months ended June 30	
	2016	2015[1]	2016	2015[1]
Gold production (ounces)				
Young-Davidson	42,644	39,365	81,709	77,463
Mulatos [1]	33,000	33,000	70,600	71,000
El Chanate	16,820	23,241	34,786	39,170
Total cash costs per ounce of gold sold [2]				
Young-Davidson	$738	$697	$679	$721
Mulatos [1]	$757	$861	$784	$833
El Chanate	$907	$621	$1,000	$606
All-in sustaining costs per ounce of gold sold [2],[3]				
Young-Davidson	$965	$1,003	$907	$994
Mulatos[1]	$883	$955	$882	$958
El Chanate	$931	$867	$1,017	$940
Capital expenditures (growth and sustaining) [2] (in millions)				
Young-Davidson	$25.2	$27.1	$49.2	$51.0
Mulatos [1],[4]	$9.2	$12.3	$13.6	$28.3
El Chanate	$0.3	$5.3	$0.4	$12.5
Other	$3.8	$8.3	$8.6	$12.3

[1] 2015 financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

[2] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

[3] For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

[4] Includes capitalized exploration.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	2016 Guidance				
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production *(000's ounces)*	170-180	140-150	60-70	—	**370-400**
Total cash costs *($ per ounce)*[1]	$600	$850	$1,100	—	**$800**
All-in sustaining costs *($ per ounce)*[1][3]	$825	$925	$1,100	—	**$975**
Capital expenditures *(in millions)*					
Sustaining capital[1]	$40-45	$10-15	$1	—	**$51-61**
Growth capital[1]	$45-50	$15-20 [2]	—	$27	**$87-97**
Total capital expenditures	$85-95	$25-35	$1	$27	**$138-$158**

(1) Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2) Excludes capitalized exploration.

(3) Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company's core strategy in 2016 is to continue the ramp up of underground production at Young-Davidson and to expand and advance development of the La Yaqui and Cerro Pelon deposits at Mulatos. The Company made substantial progress towards achieving these objectives in the first half of 2016. Young-Davidson generated positive free cash flow (net of all capital spending), a significant turning point for the operation. At Mulatos, ongoing exploration success at La Yaqui continues to materially expand the zones of mineralization.

Production in the second quarter was 92,464 ounces of gold and totaled 187,095 ounces for the first half of 2016. Gold production is expected to increase in the second half of the year and the Company is well positioned to achieve full year production and cost guidance of between 370,000 and 400,000 ounces at AISC of $975 per ounce.

Total cash costs and AISC are expected to trend lower through the remainder of 2016. Capital spending remains consistent with plan at all operations. All mine sites were free cash flow positive in the second quarter, generating combined mine site free cash flow of over $13 million. At current gold prices, the Company anticipates substantial free cash flow growth in the second half of 2016.

At Young-Davidson, underground mining rates averaged a record 6,123 TPD during the second quarter of 2016. Gold sales of 44,024 ounces represented a quarterly record, driving record revenues and positive free cash flow. This represents a significant milestone at Young-Davidson. Stronger gold production, a higher realized gold price and declining capital spending are expected to drive free cash flow growth in the second half of 2016 and into 2017.

The ramp up at Young-Davidson remains on track. Rehabilitation work in the second quarter of the waste and ore pass infrastructure at the 9590 level reduced underground mining rates to below targeted levels, with a corresponding increase in per unit costs. This rehabilitation work is expected to be complete in August 2016, at which point underground mining rates are expected to ramp up to 7,000 TPD by the end of 2016. Underground grades mined in the second quarter were below expectations, but have subsequently increased to average approximately 3 grams per tonne of gold ("g/t Au") in the month of July. Mill recoveries exceeded expectations in the second quarter, offsetting lower than planned mill throughput.

At Mulatos, the open pit heap leach operation performed well in the second quarter and continues to be the driver of the mine, supplying approximately 80% of production in 2016. During the quarter, the Company reconfigured the high-grade mill to produce a filtered flotation concentrate, and has entered into an agreement with a third party to sell the concentrate. The transition resulted in lower production from the high-grade mill in the quarter, but is expected to generate significant incremental cash flow in subsequent quarters due to the higher recoveries and gold production.

The focus at La Yaqui and Cerro Pelon remains on developing and expanding the higher grade deposits. As detailed in the Company's 2015 mineral reserve and resource update, the combined mineral reserves and resources of both deposits increased by 145% through a very successful initial exploration program in 2015. The 2016 exploration program continues to deliver excellent results at both deposits, most notably at La Yaqui with further expansion of the mineralized zones. An aggressive drill campaign is scheduled for the second half of the year. Given ongoing exploration success at La Yaqui, the Company believes there is strong potential for a significant increase in mineral reserves and resources.

As a mature, higher cost operation, the focus at El Chanate remains on keeping the mine free cash flow positive. The Company successfully achieved this in the second quarter, generating $3.4 million of free cash flow. To help ensure the mine remains free cash flow positive, the Company executed a gold hedging strategy for production from El Chanate earlier in the year. The strategy ensures a minimum realized price of $1,150 per ounce and participating in upside up to $1,300 per ounce for the remainder of 2016.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Capital spending in 2016 is focused on the Company's highest priority targets. This includes advancing Lynn Lake towards a feasibility study and completing the permitting process at Kirazli. Lynn Lake remains one of the Company's top development priorities given its favourable location, Canadian dollar exposure, and strong project economics. A feasibility study is expected to be completed in the third quarter of 2017. The Company does not anticipate spending significant capital on these projects until the ramp up at Young-Davidson and development of La Yaqui and Cerro Pelon have been completed and both operations are generating substantial free cash flow.

The Company's cash position and balance sheet remain strong, with approximately $285 million in cash and cash equivalents and available-for-sale securities. The Company generated positive free cash flow at all three operations in the second quarter, and based on current gold prices, expects this to continue in the second half of the year and into 2017, driven by a combination of lower costs and capital spending.

Second Quarter 2016 Results

Young-Davidson Operational and Financial Review

	Three months ended June 30		Six months ended June 30	
	2016	2015	2016	2015
Underground Operations				
Tonnes of ore mined	557,206	468,564	1,082,803	840,253
Tonnes of ore mined per day	6,123	5,149	5,949	4,617
Average grade of gold (1)	2.40	2.64	2.48	2.78
Metres developed	3,168	3,789	6,658	7,198
Unit mining costs per tonne	$34	$33	$33	$35
Unit mining costs per tonne (CAD$)	$44	$40	$43	$43
Mill Operations				
Tonnes of ore processed	637,503	698,644	1,305,639	1,345,393
Tonnes of ore processed per day	7,006	7,677	7,174	7,392
Average grade of gold (1)	2.12	2.02	2.10	2.01
Contained ounces milled	43,524	45,372	88,284	86,941
Average recovery rate	92%	88%	91%	87%
Gold production (ounces)	42,644	39,365	81,709	77,463
Gold sales (ounces)	44,024	37,573	83,758	74,525
Total cash costs per ounce of gold sold (2)	$738	$697	$679	$721
All-in sustaining costs per ounce of gold sold (2),(3)	$965	$1,003	$907	$994
Financial Review (in millions)				
Operating Revenues	$55.5	$44.7	$101.5	$89.7
Earnings (loss) from operations	$3.5	($330.1)	$7.6	($330.1)
Operating cash flow	$26.2	$17.3	$48.0	$39.5
Capital expenditures (sustaining) (2)	$9.8	$11.5	$18.8	$20.3
Capital expenditures (growth) (2)	$15.4	$15.6	$30.4	$30.7
Free cash flow (2)	$1.0	($9.8)	($1.2)	($11.5)

(1) Grams per tonne of gold ("g/t Au").

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

Young-Davidson produced 42,644 ounces of gold in the second quarter of 2016, 8% higher than the same period of 2015 and 9% higher than in the first quarter of 2016. The increase in production reflects a combination of higher underground mining rates and mill recoveries, partially offset by lower grades and mill throughput. On a year-to-date basis, production was 81,709 ounces of gold, a 5% increase compared to the first half of 2015 reflecting higher milled grades and recoveries.

The Company mined a record 557,206 tonnes of ore from underground in the second quarter of 2016, or 6,123 TPD. Underground mining rates in the second quarter increased 6% from the first quarter of the year despite a two-day shutdown of the hoisting facility in May and rehabilitation work on the waste pass. In the second quarter, it was determined that rehabilitation of the waste and ore pass infrastructure at the 9590 level was required. While this work was unplanned and resulted in reduced capacity for both ore and waste movement, underground mining rates have

4 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | Alamos Gold Inc been maintained at in excess of 6,000 TPD. Once the rehabilitation work is complete in August, underground mining rates are expected to ramp up to the targeted level of 7,000 TPD by the end of 2016. Underground mined grades in the second quarter of 2016 were 2.40 g/t Au, as two stopes mined in the quarter underperformed relative to the block model. Despite the underperformance of these stopes, the Company continues to experience a positive reconciliation relative to the block model across the 60 stopes mined since the start of mining at Young-Davidson. Underground mined grades have improved significantly in July 2016, averaging approximately 3 g/t Au. The Company expects stronger production at Young-Davidson in the second half of 2016 driven by higher grades and underground mining rates. During the second quarter of 2016, the mill processed 637,503 tonnes, or 7,006 TPD with grades averaging 2.12 g/t Au. Mill throughput was below guidance as new liners are being tested in an effort to minimize wear and maintenance and reduce costs. Mill throughput continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company intends to continue to optimize mill performance while underground mining rates are below ultimate target levels of 8,000 TPD, as incremental gold production from the low grade stockpiled ore is insignificant relative to the benefit of having an optimized mill configuration. Since the start of operations at Young-Davidson, a small portion of the mill feed has been rejected by the circuit as it is not effectively ground by the SAG mill. As a result, underground ore processed is slightly less than the underground ore mined each period. Given the small amount, the impact on current production is minimal. This ore is being stockpiled, with the current stockpile totaling approximately 420,000 tonnes at a grade of over 1 g/t Au, comprising both open pit and underground ore. The Company has identified an opportunity to economically process the stockpiles and ensure future mill processing matches underground ore production as it ramps up to 8,000 TPD through the addition of a pebble crusher to the circuit. This is expected to cost approximately $4 million, most of which will be incurred in 2017, with an expected payback of less than one year. Mill recoveries increased significantly to 92% in the second quarter of 2016 as the Company successfully implemented changes earlier in the year to the flotation circuit to improve recoveries. The Company expects that seasonal changes should no longer impact recoveries as they have in the past. Total cash costs in the second quarter of 2016 were $738 per ounce, representing a 6% increase from the same period of 2015. The increase was primarily attributable to higher unit underground mining costs driven by increased maintenance costs, offset by the impact of foreign exchange. Underground unit mining costs were $34 per tonne in the second quarter of 2016, 3% higher than in the second quarter of 2015. Total cash costs at Young-Davidson are expected to decline as underground throughput is ramped up. AISC were $965 per ounce, or 4% below the prior year period, reflecting the lower sustaining capital. For the six months ended June 30, 2016, total cash costs were $679 per ounce, representing a 6% decrease from the same period of 2015. The lower costs were primarily due to the 12% increase in ounces sold during the year, which reduces costs on a per unit basis. Offsetting this benefit are increased maintenance costs. AISC of $907 per ounce were 9% below the prior year period, reflecting lower sustaining capital spending. Capital expenditures totaled $25.2 million in the quarter and $49.2 million year-to-date, focused on lateral development, completion of the MCM shaft, underground equipment for the transition from contractor to owner development, and development of the tailings dam raise. Of the total capital expenditures, $18.8 million related to sustaining capital and $30.4 million related to growth capital. Capital spending at Young-Davison in the second quarter was consistent with guidance and is expected to total between $85 million and $95 million in 2016, a significant decrease from 2015. Capital spending for the remainder of 2016 will be focused on development of the upper and lower mines and raise boring of the lower leg of the Northgate shaft. With capital spending on track, Young-Davidson generated free cash flow of $1.0 million for the quarter, a significant turning point for the operation. Increased grades and higher underground mining rates are expected to drive higher production and free cash flow in the second half of 2016.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Operational and Financial Review

	Three months ended June 30		Six months ended June 30	
	2016	2015	2016	2015
Open Pit & Underground Operations				
Tonnes of ore mined - open pit [(1)]	1,678,596	1,791,000	3,186,632	3,654,000
Total waste mined - open pit [(2)]	2,272,266	2,390,000	4,529,651	3,533,000
Total tonnes mined - open pit	4,127,496	4,181,000	7,892,917	7,187,000
Waste-to-ore ratio (operating)	1.35	1.33	1.42	0.97
Tonnes of ore mined - underground	32,961	19,400	69,419	45,250
Crushing and Heap Leach Operations				
Tonnes of ore crushed and placed on the heap leach pad	1,671,844	1,632,500	3,269,124	3,184,500
Average grade of gold processed [(3)]	0.79	0.83	0.80	0.87
Contained ounces stacked on the heap leach pad	42,243	43,400	84,468	89,300
Mill Operations				
Tonnes of high grade ore milled	22,667	19,400	61,566	39,750
Average grade of gold processed [(3)]	9.49	5.78	12.93	8.13
Contained ounces milled	6,912	3,600	25,599	10,400
Total contained ounces stacked and milled	49,156	47,000	110,067	99,700
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	67%	70%	64%	71%
Ore crushed per day (tonnes) - combined	18,600	18,100	18,300	17,900
Gold production (ounces)	33,000	33,000	70,600	71,000
Gold sales (ounces)	34,865	36,748	67,597	73,304
Total cash costs per ounce of gold sold [(4)]	$757	$861	$784	$833
All-in sustaining costs per ounce of gold sold [(4),(5)]	$883	$955	$882	$958
Financial Review *(in millions)*				
Operating Revenues	$43.9	—	$81.8	—
Earnings from operations	$7.7	—	$11.2	—
Operating cash flow	$18.2	—	$25.2	—
Capital expenditures (sustaining) [(4)]	$3.8	—	$5.2	—
Capital expenditures (growth) [(4),(5)]	$5.4	—	$8.4	—
Free cash flow [(4)]	$9.0	—	$11.6	—

(1) Includes ore stockpiled during the quarter.
(2) Excludes tonnes capitalized
(3) Grams per tonne of gold.
(4) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(5) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(6) Includes capitalized exploration.

Mulatos produced 33,000 ounces of gold in the second quarter of 2016, consistent with the second quarter of 2015. Production on a year-to-date basis totaled 70,600 ounces, in line with the first half of 2015.

The open pit, heap leaching operation continued to perform well during the second quarter with total crusher throughput averaging 18,600 TPD, in line with expectations. The grade of crushed ore stacked on the leach pad in the second quarter of 0.79 g/t Au was lower than the annual budget, as the Company mined additional ore in the Escondida portion of the open pit that was not previously included in the mine plan. This area was depleted in July and the Company expects to stack higher grades on the leach pad in the second half of 2016 as mining returns to the previously planned areas of the pit.

Production from the high-grade mill was lower than planned as the Company reconfigured the mill circuit to produce a filtered flotation concentrate which resulted in two weeks of downtime. Until the second quarter, the Company had been producing dore on site from the high grade mill. By producing and selling a concentrate, the Company will realize higher recoveries than producing dore on site, resulting in higher production and cash flows in the second half of the year. The reconfigured circuit is performing well with the mill currently operating at approximately 400 TPD. An agreement was reached with a global metals trading firm to sell the concentrate, and the first shipment left the site in June. Regular shipments will continue through the second half of 2016, contributing to stronger gold production relative to the first half of the year.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Approximately 23,000 tonnes at an average grade of 9.49 g/t Au were processed through the mill in the second quarter of 2016. Underground mining rates exceeded tonnes processed through the mill, resulting in an increase to high-grade stockpiles which totaled approximately 60,000 tonnes at the end of June. The stockpiles will continue to supplement underground ore production through the remainder of 2016 which will be processed and sold in concentrate form.

The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 67% in the second quarter was in line with annual guidance.

Total cash costs of $757 per ounce in the second quarter of 2016 were lower than the $861 per ounce reported in the second quarter of 2015 reflecting lower operating costs, stronger mill grades and throughput, and the benefit of a new diesel credit program in Mexico. In 2016, the Mexican government implemented a program to provide a credit to tax payers on diesel consumption, which is expected to result in a benefit of approximately $25 per ounce.

AISC in the quarter were $883 per ounce, 8% lower than the second quarter of 2015 as a result of lower operating costs and sustaining capital. On a year-to-date basis, cash costs and AISC were $784 and $882 per ounce respectively, well below annual guidance. Both cash costs and AISC were better than the prior year period reflecting improved operating costs and lower sustaining capital spending, partially offset by lower grades stacked.

The Company generated $9.0 million in free cash flow at Mulatos in the second quarter of 2016, net of all exploration and development spending at La Yaqui and Cerro Pelon. The site free cash flow reflects both higher gold prices and the collection of four monthly value-added tax receivables in the quarter. The Company expects stronger production and free cash flow in the second half of 2016 reflecting higher grades stacked on the leach pad and increased concentrate production from the mill. Free cash flow on a year-to-date basis was $11.6 million.

El Chanate Operational and Financial Review

	Three months ended June 30		Six months ended June 30	
	2016	2015	2016	2015
Open Pit Operations				
Tonnes of ore mined	1,680,322	1,813,274	2,908,038	3,670,927
Total tonnes mined	7,254,439	7,973,305	15,176,882	15,958,516
Capitalized stripping tonnes	—	3,011,836	—	7,511,788
Waste-to-ore ratio (operating)	3.32	1.74	4.22	1.30
Average grade of gold [1]	0.57	0.72	0.58	0.69
Crushing and Heap Leach Operations				
Tonnes of ore crushed stacked on the heap leach pad	1,415,064	1,541,221	2,431,734	3,108,266
Average grade of gold processed [1]	0.63	0.84	0.66	0.78
Tonnes of run-of-mine ore stacked on the heap leach pad	254,696	319,871	492,903	566,203
Average run-of mine grade of gold processed [1]	0.20	0.19	0.20	0.19
Total tonnes of ore processed	1,669,760	1,861,092	2,924,637	3,674,469
Average grade of gold processed [1]	0.57	0.73	0.58	0.69
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	18,300	20,500	16,100	20,300
Recovery ratio (ratio of ounces produced to contained ounces stacked)	55%	53%	64%	48%
Gold production (ounces)	16,820	23,241	34,786	39,170
Gold sales (ounces)	16,977	22,152	35,500	38,295
Total cash costs per ounce of gold sold [2]	$907	$621	$1,000	$606
All-in sustaining costs per ounce of gold sold [2],[3]	$931	$867	$1,017	$940
Financial Review *(in millions)* [1]				
Operating Revenues	$20.7	$26.5	$41.1	$46.1
Earnings (loss) from operations	$3.0	($39.9)	$0.3	($34.0)
Operating cash flow	$3.7	$13.2	$2.7	$19.9
Capital expenditures	$0.3	$5.3	$0.4	$12.5
Free cash flow [2]	$3.4	$7.9	$2.3	$7.4

[1] Grams per tonne of gold.

[2] Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

[3] For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

7 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | Alamos Gold Inc During the second quarter of 2016, the Company mined 1,680,322 tonnes of ore at El Chanate at an average grade of 0.57 g/t Au. Ore tonnes mined, as well as average daily mining rates were lower than in the second quarter of 2015 but improved from the first quarter of 2016 reflecting mine sequencing. Starting in the third quarter of 2015, all waste removal costs at El Chanate were expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce relative to past periods but has no impact on AISC per ounce. The Company stacked 1,669,760 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the second quarter of 2016 at an average rate of 18,300 TPD. This was lower than the average rate of 20,500 TPD in the same period of the prior year. The grade of ore stacked averaged 0.57 g/t Au during the second quarter of 2016 compared to an average grade of 0.73 g/t Au in the same period of the prior year. The Company produced 16,820 ounces of gold in the second quarter of 2016 at El Chanate compared to 23,241 ounces in the same period of 2015. Lower production in the second quarter of 2016 reflected lower grades stacked on the leach pad. Total cash costs were $907 per ounce in the second quarter of 2016, an increase from the second quarter of 2015 due to the Company expensing waste removal costs as incurred, whereas in 2015, these costs were capitalized. In addition, both tonnes mined and grade were lower than the prior year period, resulting in higher cash costs and AISC. For the six months ended June 30, 2016, cash costs were $1,000 per ounce, higher than the prior year figure, due to the expensing of waste removal costs. AISC of $931 per ounce in the second quarter of 2016 increased from $867 per ounce in the second quarter of 2015, reflecting lower grades and tonnes stacked. On a year-to-date basis, AISC of $1,017 per ounce is 8% below annual guidance of $1,100 per ounce. El Chanate generated $3.4 million of free cash flow in the second quarter reflecting higher gold prices and a lower waste-to-ore ratio. The realized gold price at El Chanate includes the impact of gold collar contracts entered into earlier in 2016. Second Quarter 2016 Development and Exploration Activities Mulatos District As announced in May 2016, the exploration budget at Mulatos was increased by 60 percent to $16 million reflecting ongoing exploration success at La Yaqui and Cerro Pelon. As part of the expanded budget, the Company has increased the number of active drill rigs to 13 and expanded the exploration team to more than 250 employees and contractors, reflecting record exploration activity at Mulatos. In addition to drilling, geophysical surveys comprised of ground magnetics and induced polarization surveys were completed over the larger La Yaqui and Cerro Pelon areas. While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos district with a number of high-priority prospects added to the 2016 exploration plan, including Los Bajios, Las Carboneras and El Carricito. Systematic mapping and sampling will be carried out over these projects through the remainder of 2016 in order to plan drill targets for 2017. La Yaqui The 2016 drill program at La Yaqui was designed to follow up on a very successful initial program in 2015 that discovered two new zones of mineralization containing an inferred mineral resource of 232,000 ounces. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge. The 2016 program has been a mix of infill and exploration drilling along this northwest trending ridge and to the northeast on the downslope side of the ridge over a large area of alteration measuring approximately 1 km by 0.9 km. Reflecting the increased exploration budget, drilling activity has intensified through 2016 with 5,069 metres (“m”) completed in 24 holes in the first quarter of 2016 and a further 17,512 m completed in 89 holes through the second quarter and to the end of July. The program continues to yield excellent results with step out drilling significantly expanding the size of both zones of mineralization including several intercepts well above the current mineral reserve and resource grade (see Figure 1 at the end of this press release). Most notably, drilling around the northern most of these two zones has expanded the area of mineralization a further 170 m along strike to the northwest and 200 m down dip to the northeast to now cover an area measuring approximately 250 m (along strike) by 450 m (down dip). This has increased substantially from the zone outlined in the 2015 year end mineral resource update that measured 80 m (along strike) by 250 m (down dip). The northern zone remains open along strike and down dip and the southern zone is open along strike to the north.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | Alamos Gold Inc Highlight intercepts from the 2016 program to date include:  2.20 g/t Au over 30.9 m & 2.63 g/t Au over 35.6 m (16YAQ027)  2.91 g/t Au over 43.3 m (16YAQ033)  1.16 g/t Au over 36.2 m & 1.23 g/t Au over 42.1 m (16YAQ035)  3.52 g/t Au over 16.5 m (16YAQ044)  3.79 g/t Au over 47.3 m (16YAQ051)  2.04 g/t Au over 33.5 m (16YAQ054)  2.22 g/t Au over 50.3 m (16YAQ062)  2.83 g/t Au over 67.5 m (16YAQ065)  3.23 g/t Au over 65.5 m (16YAQ096) True widths for these intercepts are estimated at approximately 90% of drilled width. Further highlights from the 2016 drill program at La Yaqui are presented in Table 1 at the end of this press release. La Yaqui is the Company’s highest priority exploration target with eight rigs currently working on the project. Systematic, phased drill programs will continue throughout 2016 over this very large system with the focus on infill and extension drilling the two newly expanded zones of mineralization, exploration drilling a third zone located northwest of the existing inferred mineral resources along the same ridge, and scout drilling over the remainder of the large zone of alteration. Based on ongoing exploration success, the Company believes there is a potential for a substantial increase in mineral reserves and resources at La Yaqui. Development of La Yaqui remains on track with initial production expected mid-2017. The Environmental Impact Assessment (“EIA”) for the road construction at La Yaqui was approved during the second quarter and the project EIA was submitted in April. Cerro Pelon During the second quarter a total of 39 holes for 6,791 metres of drilling were completed at Cerro Pelon. The immediate focus for exploration drilling at Cerro Pelon was to add confidence in order to upgrade the high-grade zone on the eastern rib, where 40,000 ounces of measured and indicated mineral resources were delineated in the year end 2015 mineral resource update, and additional drilling to test the northern extension of mineralization along the western rib. On the eastern rib, four additional holes were drilled to define the extents and to confirm the grade. Two holes defined the southern limit of the zone, one intersected the upper limit to the zone and one (drilled right through the zone) intersected similar widths and grades as those received prior to the 2015 mineral resource and reserve. Drilling along the western rib extended known mineralization by approximately 30 m. Further scout drilling is underway to the north on both ribs with results still pending. Results from the new holes drilled in 2016 in this zone include:  7.79 g/t Au over 47.3 m (16PEL018) - through the main body of the zone as defined in the 2015 mineral resource  0.92 g/t Au over 41.2 m (16PEL021) - defining the upper limit of the zone Holes that were drilled through the zone in 2015 included:  14.47 g/t Au over 50.3 m (15PEL012)  9.65 g/t Au over 34.6 m (15PEL020) Concurrent with this infill and extension drilling, other exploration activities were undertaken over the larger Cerro Pelon area during the second quarter. This included a first-pass drill program on a number of small targets to the southeast and southwest of the current reserve, a detailed induced polarization (geophysical) survey conducted over the whole project area, and exploration mapping and sampling undertaken on a new zone of silica and argillic alteration located to the northwest of the current mineral reserve. This newly identified area of alteration is located directly west of the northern silica cap. A number of new targets have also been outlined by the geophysical survey and these are currently being assessed and ranked. Exploration will continue in a systematic and phased manner through the rest of 2016 and into 2017 on all targets on the larger Cerro Pelon project as the understanding of the geology and mineralization continues to evolve. The immediate priorities are the northern silica cap and the newly identified area of alteration to the northwest. Exploration

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | Alamos Gold Inc drilling beneath the northern silica cap commenced towards the end of the second quarter with favourable geology intersected in the one drill hole completed by quarter end. Lynn Lake The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending. For the three and six months ended June 30, 2016, the Company spent $1.4 million and $3.6 million respectively on environmental baseline studies and geotechnical drilling to support the project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017. Turkey The EIA certificates for the Kirazlı and Ağı Dağı gold projects remain in good standing, and the Company is in the process of applying for the forestry and operating permits required prior to the start of construction. The Company remains confident that these permits will be granted. For the three and six months ended June 30, 2016, total development expenditures in Turkey were $0.7 million and $1.2 million respectively. Esperanza The Company capitalized $0.9 million and $1.7 million at the Esperanza Gold Project for the three and six months ended June 30, 2016. The Company has slowed development activities at Esperanza for the current year with the core focus on the ramp up at Young-Davidson, and development of La Yaqui and Cerro Pelon. Quartz Mountain For the three and six months ended June 30, 2016, total expenditures at the Quartz Mountain project were $0.4 million and $0.5 million respectively. Review of Second Quarter Financial Results During the second quarter of 2016, the Company sold 95,866 ounces of gold for proceeds of $120.1 million, a 69% increase compared to the second quarter of 2015, reflecting higher gold ounces sold and a higher average realized price per ounce compared to the prior year period. Mulatos generated $43.9 million of revenue in the second quarter of 2016, which was not included in the same period of 2015. The Company also benefited from a higher realized gold price of $1,252 per ounce in the second quarter of 2016 compared to $1,194 per ounce in the prior year. The Company's realized gold price in the second quarter was slightly below the average London PM fix of $1,260 per ounce due to the gold collar contracts executed earlier in the year for El Chanate. The gold collar contracts for the remainder of 2016 are at higher gold prices. Mining and processing costs increased to $71.3 million in the second quarter of 2016 from $48.1 million in the second quarter of 2015, largely reflecting the inclusion of operating costs from Mulatos of $24.4 million. Consolidated total cash costs for the quarter were $775 per ounce, compared to $669 per ounce in the prior year period, and in line with 2016 guidance. The increase is attributable to the Company directly expensing all waste removal costs at El Chanate in 2016 which has the impact of increasing cash costs, but has no impact on AISC. This increase was offset by the weakening of the Company's operating currencies, mainly the Canadian dollar and Mexican peso, compared to the US dollar. In the second quarter of 2016, AISC per ounce decreased to $1,037, as compared to $1,043 in the second quarter of 2015. This decrease was primarily due to lower sustaining capital and the inclusion of lower AISC ounces at Mulatos, offset by higher non-cash share-based compensation expense due to the revaluation of outstanding share- based instruments. Royalty expense for the quarter was $3.0 million, an increase from the second quarter of 2015, due to the inclusion of the 5% royalty at Mulatos and the 1.5% royalty at Young-Davidson which were not payable in the prior period. Amortization increased to $31.7 million in 2016 from $26.6 million in the same period of 2015, reflecting the inclusion of Mulatos amortization in 2016. Amortization per ounce sold was $331 per ounce, down from $445 per ounce in 2015, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young- Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods. Corporate and administration expenses were higher in the second quarter of 2016 by $0.6 million to $4.1 million, primarily due to increased head count associated with the merger completed in mid-2015, partially offset by a

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | Alamos Gold Inc weakening of the Canadian dollar. Corporate and administrative costs are budgeted to be $16.0 million in 2016, a significant reduction from 2015 levels. The Company recognized earnings from operations of $2.9 million in the second quarter of 2016, compared to a loss from operations of $415.3 million in the same period of 2015. The 2015 loss was due to the Company recording an impairment charge at both the Young-Davidson and El Chanate mines. The Company reported a net loss of $11.8 million in the second quarter of 2016, compared to a net loss of $379.5 million in the second quarter of 2015. The net loss in the current quarter was primarily attributable to unrealized foreign exchange losses, and higher share-based compensation. Associated Documents This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and six-month periods ended June 30, 2016 and June 30, 2015 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Reminder of Second Quarter 2016 Results Conference Call The Company's senior management will host a conference call on Wednesday, August 10, 2016 at 10:00 am ET to discuss the second quarter 2016 financial results and provide an update on operating, exploration, and development activities. Participants may join the conference call by dialling (416) 340-2218 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until August 24, 2016 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5918470. The webcast will be archived at www.alamosgold.com. Qualified Persons Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. All field work is directly supervised and directed by Kristen Simpson, Alamos' Exploration Manager (Mulatos), a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated March 24, 2016. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice-President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | Alamos Gold Inc Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Alamos, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources Cautionary non-GAAP Measures and Additional GAAP Measures Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non- GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 13 | Alamos Gold Inc that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “All-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects. For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ Management Discussion and Analysis dated August 10, 2016, for the three and six-months ended June 30, 2016, as filed on SEDAR.com and the Company’s website.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 14 | Alamos Gold Inc Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows ALAMOS GOLD INC. Condensed Interim Consolidated Statements of Financial Position (Unaudited - stated in millions of United States dollars) June 30, 2016 December 31, 2015 A S S E T S Current Assets Cash and cash equivalents $273.4 $282.9 Available-for-sale securities 11.5 6.7 Amounts receivable 43.1 44.0 Income taxes receivable 0.9 14.7 Inventory 129.5 126.1 Other current assets 13.9 8.8 Total Current Assets 472.3 483.2 Non-Current Assets Long-term inventory 72.0 70.1 Mineral property, plant and equipment 1,903.5 1,859.2 Other non-current assets 45.8 49.7 Total Assets $2,493.6 $2,462.2 L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities $98.3 $94.6 Current portion of debt and financing obligations 5.3 5.3 Total Current Liabilities 103.6 99.9 Non-Current Liabilities Deferred income taxes 267.0 284.1 Decommissioning liabilities 38.1 37.2 Debt and financing obligations 311.6 315.0 Other non-current liabilities 1.8 1.8 Total Liabilities 722.1 738.0 E Q U I T Y Share capital $2,816.8 $2,773.7 Contributed surplus 70.3 69.2 Warrants 3.1 — Accumulated other comprehensive income (loss) 0.3 (4.4) Deficit (1,119.0) (1,114.3) Total Equity 1,771.5 1,724.2 Total Liabilities and Equity $2,493.6 $2,462.2

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three months ended		For the six months ended	
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
OPERATING REVENUES	$120.1	$71.2	$224.4	$135.8
MINE OPERATING COSTS				
Mining and processing	71.3	48.1	139.2	85.0
Royalties	3.0	0.5	6.2	0.7
Amortization	31.7	26.6	60.1	48.2
EARNINGS (LOSS) FROM MINE OPERATIONS	**14.1**	**(4.0)**	**18.9**	**1.9**
EXPENSES				
Exploration	1.2	0.3	1.9	0.7
Corporate and administrative	4.1	3.5	8.0	7.0
Share-based compensation	5.9	1.4	8.4	2.7
Revaluation of assets distributed	—	40.1	—	40.1
Impairment charges	—	366.0	—	369.2
EARNINGS (LOSS) FROM OPERATIONS	**2.9**	**(415.3)**	**0.6**	**(417.8)**
OTHER EXPENSES				
Finance expense	(6.0)	(5.5)	(12.0)	(11.3)
Foreign exchange (loss) gain	(3.6)	1.5	(2.6)	(6.4)
Other loss	(1.9)	(16.9)	(3.1)	(7.3)
LOSS BEFORE INCOME TAXES	**($8.6)**	**($436.2)**	**($17.1)**	**($442.8)**
INCOME TAXES				
Current income tax expense	(1.3)	(0.4)	(2.1)	(0.8)
Deferred income tax (expense) recovery	(1.9)	57.1	17.1	28.8
NET LOSS	**($11.8)**	**($379.5)**	**($2.1)**	**($414.8)**
Other comprehensive income to be reclassified to profit or loss in subsequent years:				
Unrealized gain (loss) on available-for-sale securities	2.6	(0.1)	4.7	(0.1)
Total other comprehensive income (loss)	**$2.6**	**($0.1)**	**$4.7**	**($0.1)**
COMPREHENSIVE (LOSS) INCOME	**($9.2)**	**($379.6)**	**$2.6**	**($414.9)**
LOSS PER SHARE				
– basic	**($0.04)**	**($2.84)**	**($0.01)**	**($3.12)**
– diluted	**($0.04)**	**($2.84)**	**($0.01)**	**($3.12)**
Weighted average number of common shares outstanding (000's)				
- basic	264,464	133,688	263,431	132,939
- diluted	264,464	133,688	263,431	132,939

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - stated in millions of United States dollars)

	For the three months ended		For the six months ended	
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
CASH (USED IN) PROVIDED BY:				
OPERATING ACTIVITIES				
Net loss for the period	($11.8)	($379.5)	($2.1)	($414.8)
Adjustments for items not involving cash:				
Amortization	31.7	26.6	60.1	48.2
Foreign exchange loss (gain)	3.6	(1.8)	2.6	4.0
Current income tax expense	1.3	0.4	2.1	0.8
Deferred income tax expense (recovery)	1.9	(57.1)	(17.1)	(28.8)
Share-based compensation	5.9	4.3	8.4	5.6
Revaluation of assets distributed	—	40.1	—	40.1
Impairment charges	—	366.0	—	369.2
Finance expense	6.0	5.5	12.0	11.3
Other non-cash items	1.7	8.9	1.9	1.1
Changes in non-cash working capital and taxes received	(3.4)	7.6	(7.2)	10.7
	36.9	**21.0**	**60.7**	**47.4**
INVESTING ACTIVITIES				
Mineral property, plant and equipment	(38.5)	(40.6)	(71.8)	(75.8)
Cash received from acquisition of Carlisle	—	—	0.7	—
Proceeds from retained interest royalty	—	—	—	16.7
Other	(0.6)	(0.5)	(3.2)	(0.5)
	(39.1)	**(41.1)**	**(74.3)**	**(59.6)**
FINANCING ACTIVITIES				
Repayment of debt and equipment financing obligations	(1.5)	(2.2)	(3.9)	(3.8)
Interest paid	(12.2)	(0.2)	(12.2)	(12.6)
Debt financing and transaction fees	—	—	(1.2)	—
Proceeds received from the exercise of stock options and warrants	3.3	0.4	3.3	0.7
Dividends paid	(2.6)	(2.8)	(2.6)	(8.0)
Proceeds from private placement	—	83.3	—	83.3
Proceeds from issuance of flow-through shares	15.4	—	20.4	15.3
	2.4	**78.5**	**3.8**	**74.9**
Reclassification of cash to assets held for distribution	—	(20.0)	—	(20.0)
Effect of exchange rates on cash and cash equivalents	(0.6)	0.3	0.3	(2.0)
Net (decrease) increase in cash and cash equivalents	**(0.4)**	**38.7**	**(9.5)**	**40.7**
Cash and cash equivalents - beginning of period	273.8	91.0	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$273.4**	**$129.7**	**$273.4**	**$129.7**

16 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 17 | Alamos Gold Inc Figure 1: Greater Yaqui Project Area – Simplified Geology Map with Intercepts

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: La Yaqui – Select Composite Intervals from Exploration Drilling
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Azi	Dip	EOH (m)	Drill Type	From (m)	To (m)	Interval (m)	Au (g/t)
16YAQ011	230	-70	228.75	DDH	**39.10**	**59.00**	**19.90**	**2.41**
					85.80	**120.30**	**34.50**	**1.26**
16YAQ012	95	-60	250.65	DDH	196.00	205.60	9.60	0.64
16YAQ013	0	-60	379.7	DDH	74.70	83.50	8.80	0.49
16YAQ014	107	-66	282.3	DDH	159.00	180.30	21.30	0.56
16YAQ016	79	-63	253.35	DDH	145.50	173.00	27.50	0.85
					180.80	198.10	17.30	0.77
16YAQ017	262	-62	269.82	RC	163.10	167.70	4.60	0.79
					178.30	**202.70**	**24.40**	**1.46**
					210.40	216.50	6.10	1.15
16YAQ019	270	-75	178.4	DDH	132.60	135.60	3.00	2.16
16YAQ020	108	-45	316.55	DDH	14.10	19.60	5.50	0.55
					61.80	88.00	26.20	1.24
					109.50	113.80	4.30	0.51
					222.50	234.50	12.00	1.29
16YAQ022	214	-62	184.45	RC	97.60	105.20	7.60	1.50
					134.20	147.90	13.70	0.71
16YAQ023	90	-70	250.1	DDH	168.60	186.60	18.00	0.54
					189.60	194.10	4.50	0.57
					197.10	206.30	9.20	0.83
16YAQ024	45	-75	267	DDH	82.60	105.90	23.30	1.24
16YAQ025	55	-63	223	DDH	**141.40**	**176.20**	**34.80**	**1.08**
16YAQ027	73	-49	266.85	DDH	50.30	54.90	4.60	0.98
					59.10	**90.00**	**30.90**	**2.20**
					122.80	**158.40**	**35.60**	**2.63**
					182.30	192.80	10.50	0.97
					215.40	219.60	4.20	0.56
					237.80	256.00	18.20	0.55
16YAQ028	270	-75	175.8	DDH	57.00	66.50	9.50	0.37
16YAQ029	230	-60	163.15	DDH	91.10	111.30	20.20	1.19
16YAQ032	152	-70	274.45	DDH	**129.10**	**147.20**	**18.10**	**1.99**
					157.90	167.10	9.20	0.44
16YAQ033	50	-80	201.25	DDH	**114.20**	**157.50**	**43.30**	**2.91**
					168.40	189.10	20.70	0.71
16YAQ035	164	-82	252.1	DDH	107.50	110.50	3.00	1.11
					140.00	**176.20**	**36.20**	**1.16**
					178.30	**220.40**	**42.10**	**1.23**
16YAQ037	92	-87	210.7	DDH	146.20	151.20	5.00	0.99
					162.20	**184.90**	**22.70**	**2.72**
					194.90	200.60	5.70	0.37
					203.40	210.70	7.30	0.89

18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

16YAQ038	270	-60	230.15	DDH	112.10	131.30	19.20	0.55
					133.30	145.30	12.00	1.20
					147.30	174.60	27.30	0.95
16YAQ039	90	-78	291.16	RC	132.60	138.70	6.10	1.19
16YAQ042	270	-76.7	280.49	RC	140.20	150.90	10.70	1.82
16YAQ044	195	-68	200	DDH	108.70	113.20	4.50	1.95
					128.00	139.40	11.40	0.41
					183.50	**200.00**	**16.50**	**3.52**
16YAQ045	60	-70	167.7	DDH	**69.80**	**106.30**	**36.50**	**1.68**
16YAQ046	104.4	-76.3	274.39	RC	128.10	161.60	33.50	0.99
					179.90	186.00	6.10	0.47
					225.60	233.20	7.60	0.50
16YAQ047	266	-83	239.2	DDH	149.90	162.70	12.80	2.42
					166.70	**182.00**	**15.30**	**3.92**
					186.50	213.00	26.50	0.74
16YAQ048	270	-60	224.15	DDH	208.30	212.30	4.00	0.59
16YAQ050	272	-81	147.87	RC	138.70	147.90	9.20	1.24
16YAQ051	230	-70	226.6	DDH	**112.30**	**159.60**	**47.30**	**3.79**
16YAQ052	272	-82	248.2	DDH	165.20	173.20	8.00	0.98
16YAQ053	52.7	-67.3	121.95	RC	**24.40**	**45.70**	**21.30**	**1.66**
16YAQ054	272	-71	257.62	RC	**155.50**	**189.00**	**33.50**	**2.04**
					196.70	207.30	10.60	0.44
					211.90	230.20	18.30	0.55
16YAQ056	237.4	-57.3	100.61	RC	9.20	15.20	6.00	0.39
					22.90	29.00	6.10	0.47
16YAQ057	88	-86	245.2	DDH	150.20	161.80	11.60	1.73
16YAQ058	228	-59	189.02	RC	64.00	71.70	7.70	0.39
16YAQ059	95.6	-82.6	283.54	RC	128.10	138.70	10.60	0.78
16YAQ062	94.3	-56.4	227.13	RC	**137.20**	**187.50**	**50.30**	**2.22**
16YAQ063	50	-75	192.05	DDH	74.50	83.30	8.80	0.57
					108.20	141.80	33.60	0.87
16YAQ065	270	-70	160.7	DDH	**59.40**	**126.90**	**67.50**	**2.83**
16YAQ068	143.8	-73.8	280.49	RC	129.60	140.20	10.60	0.30
					143.30	155.50	12.20	0.60
16YAQ071	87	-57	172.26	RC	**158.50**	**172.30**	**13.80**	**2.81**
16YAQ073	240	-65	175.75	DDH	115.90	127.00	11.10	0.77
					153.50	160.50	7.00	0.41
16YAQ084	63	-48	242.38	RC	173.80	181.40	7.60	0.70
					205.80	211.90	6.10	0.63
16YAQ086	270	-65	161.55	DDH	88.10	97.50	9.40	0.86
					110.20	114.70	4.50	0.65
					117.70	123.70	6.00	0.71
16YAQ096	72	-64	231.71	RC	**117.40**	**182.90**	**65.50**	**3.23**
					186.00	196.60	10.60	0.73

19 | Alamos Gold Inc